SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2017

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

January 13th, 2017

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with SMV Resolution for Material Events and Reserved Information and Other Communications N° 005-2014-SMV-01, Credicorp Ltd. complies by notifying you of the following Material Event.

Today, Credicorp Ltd. (Credicorp) has transferred over the Bolsa de Valores de Lima to its subsidiary, Grupo Crédito S.A. (GC), 97,971,179 shares owned by Credicorp Ltd. of Banco de Credito del Perú (BCP), which represent 1.39% of BCP’s share capital.

This operation concludes the transfer of 635,971,179 shares of BCP, equivalent to 9.00% of BCP’s share capital, owned by Credicorp. The transaction was announced to the market through a Hecho de Importancia (Material Event) on January 11th, 2017. The total amount paid for all the shares was S/3,505,916,484.50.

As informed previously, this transfer has been conducted within the framework of an internal reorganization within Credicorp, without causing any change in control of BCP because Credicorp, through its subsidiary GC, will continue to own 97.69% of the shares of BCP.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales

Legal Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13th, 2017

CREDICORP LTD. (Registrant)

By: /s/ Guillermo Morales
Guillermo Morales
Authorized Representative